1Q06 Earnings Release

Sales rose 7.7% and Net Income 5.4%

Financial Highlights:
(Figures in millions of pesos as of March 31, 2006, variations are with respect to the same period of 2005 except where noted. Figures may vary due to rounding. “bp” means basis points).
  Quarterly sales increase by 7.65%, reaching $5,468.09 million.
  Cost of sales increased by 8.17% during the quarter.
  Gross margin decreased 44 basis points with respect to the 1Q05, to reach 9.71%.
  Operating expenses increased during the quarter by 2.43%.
  Operating income grew, with respect to 1Q05, 3.80%.
  The operating margin decreased in the quarter 14 b.p., reaching 3.82%.
  Operating income plus depreciation and amortization reached $236.75 million, increasing with respect to the 1Q05 by 3.46%; the operating income plus depreciation and amortization margin decreased from 4.50% in the 1Q05 to 4.33% in the 1Q06.
  Net income recorded a quarterly increase of 5.44%.
  There were no cost-bearing liabilities at the end of the quarter
  Cash increased with respect to the 1Q05 by 42.39%, reaching $531.15 million.

Mexico City. Grupo Casa Saba (“Saba”, “GCS,” “the Company” or “the Group”), one of the leading Mexican distributors of pharmaceutical products, beauty aids, personal care and consumer goods, general merchandise, publications and other products announces its consolidated financial and operating results for the first quarter of 2006.

QUARTERLY RESULTS

TOTAL SALES

During the first quarter of 2006, Grupo Casa Saba established multiple strategies focused on increasing its presence in the different markets in which it operates, as well as its level of client service.

We consider that the results obtained were positive, as we achieved during the quarter an increase in total sales of 7.65%, even more if we take into account the strong close of 2005, which allowed us to record a 14.76% growth in sales for the fourth quarter of this year.

The increase in sales for the quarter results both from the commercial and service strategies implemented by the Group, as well as from the strong performance that the Mexican private pharma market has showed.

It is worth noting that, with respect to 2005, the levels of competition registered in basically all markets in which we operate have generated an increase in the discounts that GCS offers to its different types of clients. Particularly in our Publications and General Merchandise divisions, we have registered higher increases in the discounts offered to our clients for some products. All this has resulted in a reduction of our gross margin, which did not allow the sales growth to be entirely reflected in the Group’s operating income.

However, in terms of operating expenses, we have continued with operating efficiency programs which have allowed us to reduce the Group’s expense margin and to partially offset the impact of the decrease in the gross margin.

In GCS we will continue focusing our efforts on increasing the Group’s operating and administrative efficiency, as well as on improving our presence in the numerous markets in which we operate.

SALES BY DIVISION:

PRIVATE PHARMA

Sales for our main division, Private Pharma, registered a significant growth of 8.57% with respect to the 1Q05. This growth results from the efforts targeted at improving the Group’s participation with the different types of clients with which it operates. Likewise, we participated in the strong performance registered by the private pharma market during the first quarter of this year.

As a result of the strong performance of this division, its contribution to total sales increased slightly with respect to the 1Q05, rising from 82.21% to 82.92% in the 1Q06.

GOVERNMENT PHARMA

In Government Pharma we continue with our strategies of increasing our presence in biddings processes and sales through diverse commercial plans in state and federal health institutions, including PEMEX. This allowed sales for this division to record a 20.77% growth with respect to the 1Q05 and to increase its participation to the total sales, which rose from 3.14% in the 1Q05 to 3.52% in the 1Q06.

HEALTH, BEAUTY, CONSUMER GOODS, GENERAL MERCHANDISE AND OTHER

Our division focused on the distribution of health and beauty products, as well as consumer goods, general merchandise and other, registered a decrease in sales versus the 1Q05 of 2.27%. This reduction is mainly the result of lower sales of health and beauty products and consumer goods, since some clients have decided not to acquire this type of products through GCS. On the other hand, other segments of this division continue showing a solid performance, such as food products, in which, with respect to the 1Q05 there was a 29.63% growth.

With respect to total sales, this division recorded a decrease in its contribution, moving from 10.58% in the 1Q05 to 9.61% in the 1Q06.

PUBLICATIONS

Citem, our publications division, continued displaying a positive sales performance, registering an increase with respect to the 1Q05 of 4.57%.

As in previous quarters, this growth results from the solid editorial base with which Citem operates, as well as from the inclusion of new titles and the distribution of products in new points of sale.

Even though Citem sales increased, its growth was lower than that of other divisions. Consequently, its contribution to the Group’s total sales moved from 4.07% in the 1Q05 to 3.95% in the 1Q06.

                                           Division                                % of Sales
                                      Private Pharma                                   82.92%
                                    Government Pharma                              3.52%
                           Health, Beauty, Consumer Goods,
                            General Merchandise and Other                      9.61%
                                        Publications                                      3.95%
                                            TOTAL                                        100.00%

GROSS INCOME

The Group’s gross margin registered a decrease of 44 basis points with respect to the 1Q05, reaching 9.71%. This reduction resulted in a 2.97% growth in gross income for the quarter, versus the 7.65% increase recorded in sales. The lower gross margin reflects higher levels of discounts extended to the multiple types of clients the Group services in the different divisions in which we have operations.

OPERATING EXPENSES

In the operating expenses item, during the first quarter of 2006, we maintained the operating efficiency programs, both at the warehouse and operating level as well as at the management level. This, jointly with the sales growth, allowed the expenses to sales ratio to decrease from 6.19% in the 1Q05 to 5.89% in the 1Q06. As a result, while sales registered a 7.65% growth for the quarter, operating expenses increased only by 2.43%, amounting to $321.82 million.

OPERATING INCOME

Since the reduction in the expenses to sales ratio did not offset the decrease in gross margin, the operating income registered a 3.80% increase. Consequently, the operating margin decreased from 3.96% in the 1Q05 to 3.82% in the 1Q06.

Operating Income plus Depreciation and Amortization

During the 1Q06, the Group’s operating income plus depreciation and amortization reached $236.75 million, amount 3.46% higher than the one recorded for the 1Q05.

As a percentage of sales, the item diminished from 4.50% during the 1Q05 to 4.33% during the 1Q06, displaying the 0.93% quarterly increase in the depreciation and amortization.

CASH AND COST-BEARING LIABILITIES

As in the previous quarters, GCS’s balance sheet was free of cost-bearing liabilities during this first quarter.

Cash and cash equivalents reached $531.15 million pesos at the end of the first quarter, amount 42.39% higher than that of the first quarter of 2005. When compared to the $720.68 million figure of the fourth quarter of 2005, cash and cash equivalents register a 26.30% decrease, revealing the significant decrease of 30.64% recorded in accounts payable.

COMPREHENSIVE COST OF FINANCING

GCS’s Comprehensive Cost of Financing for the first quarter of the year resulted in a $5.03 million gain, differing from the $4.79 million loss registered in the 1Q05. This is mainly the result of higher interest income, which recorded a 88.31% increase, as well as lower interest paid, which decreased during the quarter by 26.64%. The latter are primarily comprised of fees for banking services.

Likewise, the net monetary position result recorded a positive balance of $1.26 million, contrasting with the $3.64 million loss of the same period for the previous year.

OTHER EXPENSES/INCOME

Other expenses/income, which records expenses and income from operations different from our business lines, registered a 7.78% decrease with respect to the 1Q05, amounting to an income of $14.34 million.

TAX PROVISIONS

Tax provisions for the quarter registered an increase of 15.62%, compared to the 1Q05, amounting to $53.75 million pesos. This increase mainly results from the provision for deferred income taxes and employees’ profit sharing.

NET INCOME

The Group’s net income for the 1Q06 was of $174.68 million, presenting a 5.44% growth with respect to the 1Q05 as a result of a higher operating income and the integral cost of financing result.

WORKING CAPITAL

In this first quarter of 2006, accounts receivable days recorded, with respect to the 1Q05, a slight increase of 0.70 days. Inventory days, as a result of our commercial strategies focused on improving our market presence, recorded in the 1Q06 an increase of 5.20 days with respect to the 1Q05. With respect to accounts payable, the quarter reflected a 7.20 days reduction versus the 1Q05. This reduction resulted from commercial negotiations which were aimed at improving conditions other than payment terms.

The 265.4 million shares issued by Grupo Casa Saba are listed on the Mexican Stock Exchange and, in the form of ADRs, on the New York Stock Exchange, both under the ticker symbol “SAB.” One ADR is equivalent to 10 common shares.

Grupo Casa Saba is one of the leading distributors of pharmaceutical products, beauty, personal care and consumer goods, general merchandise, publications and other goods in Mexico. With more than 110 years of experience, the Company distributes to the majority of pharmacies, chains, self-service and convenience stores, as well as other specialized national chains.

As a precautionary note to investors, except for the historic information contained herein, certain topics discussed in this document constitute forward-looking statements. Such topics imply risks and uncertainties, including the economic conditions in Mexico and other countries in which Casa Saba operates, as well as variations in the value of the Mexican peso as compared with the US dollar.

Contacts:
GRUPO CASA SABA                                  IR Communications:
Jorge Sanchez, IRO                                     Jesús Martínez Rojas
+52 (55) 5284-6672                                     +52 (55) 5644-1247
jsanchez@casasaba.com                             jesus@irandpr.com

Alejandro Sadurni, CFO
asadurni@casasaba.com